SEC Form 5/A
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Miller, Peter D. (Last) (First) (Middle) P O Drawer 937 (Street) Gainesville, GA 30305-0937 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Regions Financial Corp. RF 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2002 5. If Amendment, Date of Original (Month/Year) 1/29/2003	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Regional President; Member Leadership Team
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/28/2002	G	1,580.000 | D |	13,851.000	I	By Spouse
Common Stock (DRP)	(1)	J	473.847 | A |	59,969.693	D
Common Stock				7,947.000	I	CLM Associates LFP
Common Stock				66,868.000	D
Common Stock				50,891.000	I	PDM Associates LP

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Miller, Peter D. - December 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$12.1710				03/01/1996 | 01/13/2005	Common Stock - 13,072.0		13,072.0	I	CLM Associates LFP
Stock Option	$12.1710				01/13/1996 | 01/13/2005	Common Stock - 3,268.0		3,268.0	I	CLM Associates LFP
Stock Option	$13.8158				03/01/1996 | 01/19/2004	Common Stock - 6,384.0		6,384.0	I	CLM Associates LFP
Stock Option	$13.8158				01/19/1996 | 01/19/2004	Common Stock - 2,128.0		2,128.0	I	CLM Associates LFP
Stock Option	$13.8150				01/19/1995 | 01/19/2004	Common Stock - 2,128.0		2,128.0	I	CLM Associates LFP
Stock Option	$41.3400				04/09/1999 | 04/09/2008	Common Stock - 23,832.0		23,832.0	I	CLM Associates LFP
Phantom Stock Units (401k)	(2)				(2) | (2)	Common Stock - 1,671.0		1,671.0	D
Stock Option	$20.8487				01/11/1999 | 01/11/2006	Common Stock - 2,022.0		2,022.0	D
Stock Option	$20.8487				01/11/1998 | 01/11/2006	Common Stock - 2,021.0		2,021.0	D
Stock Option	$20.8487				01/11/1997 | 01/11/2006	Common Stock - 2,021.0		2,021.0	D
Stock Option	$20.8487				01/11/2000 | 01/11/2006	Common Stock - 2,022.0		2,022.0	D
Stock Option	$20.0937				03/15/2001 | 03/15/2010	Common Stock - 60,000.0		60,000.0	D
Stock Option	$13.8150				01/19/1995 | 01/19/2004	Common Stock - 2,660.0		2,660.0	D
Stock Option	$20.8487				01/11/2001 | 01/11/2006	Common Stock - 2,022.0		2,022.0	D
Stock Option	$26.0625				01/09/1998 | 01/09/2007	Common Stock - 2,218.0		2,218.0	D
Stock Option	$35.6562				08/30/2000 | 08/30/2009	Common Stock - 26,250.0		26,250.0	D
Stock Option	$27.9050				01/16/2002 | 01/16/2011	Common Stock - 40,000.0		40,000.0	D
Stock Option	$27.9050				01/16/2003 | 01/16/2011	Common Stock - 20,000.0		20,000.0	D
Stock Option	$27.9050				01/16/2004 | 01/16/2011	Common Stock - 20,000.0		20,000.0	D
Stock Option	$30.8950				01/22/2005 | 01/22/2012	Common Stock - 20,000.0		20,000.0	D
Stock Option	$30.8950				01/22/2003 | 01/22/2012	Common Stock - 40,000.0		40,000.0	D
Stock Option	$30.8950				01/22/2004 | 01/22/2012	Common Stock - 20,000.0		20,000.0	D
Stock Option	$41.3400				04/09/1999 | 04/09/2008	Common Stock - 2,418.0		2,418.0	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Ronald C. Jackson Peter D. Miller Page 2 SEC 2270 (3-99)

Miller, Peter D. - December 2002
Form 5 (continued)
FOOTNOTE Descriptions for Regions Financial Corp. RF

Form 5 - December 2002

Peter D. Miller
P O Drawer 937

Gainesville, GA 30305-0937
Explanation of responses:

 (1)   Stock purchased through dividend reinvestment program.
(2)   The reported phantom stock units were acquired under Regions' benefits plans.

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